Free Writing Prospectus

VanEck Merk Gold Trust

Jan van Eck Discusses a History of Product Innovation

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The Exchange

CEO Jan van Eck Discusses a History of Product Innovation

Interview Highlights

Can you tell us about your firm’s history with gold? When/how did it begin?
VanEck launched its first gold fund in 1968. It really came out of a concern for rising monetary supply and the threat of inflation for the 1970’s.

It worked out tremendously well – as gold went from $35 to $800 in the 1970’s.

How many assets do you currently have in gold?
We manage about $10.5 billion dollars in gold share assets which are invested in gold mining companies.

And we also market a gold bullion fund which is about $120 million dollars.

If an investor wants to invest in gold or other hard commodities, what vehicles are available?
We have several ETFs: GDX and GDXJ and OUNZ, and they’re all listed on the New York Stock Exchange.

GDX is based on a traditional gold miner’s index. GDXJ is based on a small cap gold miner’s index and OUNZ is gold bullion that’s actually deliverable when you want to redeem it. Those are the 3 most liquid vehicles available.

We also have an actively managed mutual fund, VanEck International Investor’s Gold.

How has China’s economic slowdown affected commodities?
We’re very, very bullish on commodities now. The main reason is we think there’s been a huge shakeout in the supply of commodities. It’s still happening in some of the metals areas but we think it’s already happened in oil and gold.

As long as economic growth is stable; it doesn’t really need to accelerate. We think commodities should be doing very well from here on out.

I understand that today’s bell ringing is not just a 10 year celebration of VanEck’s ETF business, as your firm just went through a re-brand. Could you tell us a little bit about the recent changes?
We’re very proud of our 60 year old history as a firm. VanEck has been first in several asset classes – not just gold – but also early and emerging markets, and China, with some of our ETF offerings.

Our history is really one of innovation, and we’re proud to be partners with the New York Stock Exchange to celebrate that.

We’ve tried to communicate it a little bit better by shortening our name just to VanEck, and also by rebranding our ETFs using the VanEck name. Now they’re called VanEck Vector ETFs.

In your opinion, what’s next for ETFs? Where do you see the ETF business in 10 years?
A lot of exposure-type ETFs have been launched, accessing bonds and stock markets. I think what investors are looking for is different kinds of risk exposures. And it’s very, very early days for that.

With the currency hedge products, they want to tweak their exposure to different markets in an intelligent way. You can call it smart beta, but that’s the revolution that we’re in now.

Lastly, why did you choose the New York Stock Exchange as your listing venue for this fund?
It was easy. In the early days we had no idea what we were doing. The New York Stock Exchange was really helpful in educating us on the ETF business. As a partner, they really helped us prepare for our listing and all of the things that were needed to have a successful ETF launch.

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